Exhibit 99.1

Bragg Gaming to Participate in Jefferies Sports Betting & iGaming Summit on December 2

TORONTO, November 23, 2021 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG), a global iGaming technology and content provider, announced today Yaniv Spielberg, the company’s Chief Strategy Officer, will participate in a fireside chat discussion at the Jefferies Sports Betting & iGaming Summit on Thursday, December 2 at 1:00 p.m. ET. Mr. Spielberg will also host one-on-one and group meetings with institutional investors that day.

A live webcast of the fireside chat discussion will be available on Bragg Gaming’s Investor Relations website here. An on-demand replay will be available shortly after the conclusion of the presentation.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region. Find out more.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com